UGI
CORPORATION

2023 Annual Report

CORPORATE PROFILE

International distributor and marketer of energy products and services, including natural gas, LPG, electricity and renewable energy solutions, with robust infrastructure in key markets

FY23 EPS Business Contribution



Natural Gas 63%
- 29% Midstream & Marketing
- 34% Utilities

Global LPG 37%
- 11% AmeriGas Propane
- 26% UGI International

Mission and Values

UGI's mission is to be the preeminent energy distribution company in our targeted markets by providing a superior range of clean and sustainable energy solutions to our customers.

Safety	Respect
Integrity	Sustainability
Excellence	Reliability

Natural Gas





- Second largest regulated gas utility in Pennsylvania[1]
- Largest regulated gas utility in West Virginia[1]
- Attractive historical rate base CAGR and ROE



- Strategic midstream assets and energy marketing business
- Significant fee-based income

Global LPG



- Largest retail LPG distributor in the US based on the volume of propane gallons distributed annually
- Broad geographic footprint with ~1,380 distribution locations serving customers in all 50 states



- LPG distributor in 17 countries throughout Europe
- Largest LPG distributor in France, Austria, Belgium, Denmark, Luxembourg, and Hungary

1. Based on total customers



18
Countries

10,000+
Employees

2.6+ million
Customers

~19,000
Miles of Gas Mains

~4.6 Bcf/day
Natural Gas Pipeline
Capacity

139 years
Consecutive Paying
Dividends

FY23 Energy Delivered



Natural Gas	584 bcf
Electricity	3.3 bcf
LPG	1.8B gallons

FY23 Capital Expenditures[1]

$956M

72% Natural Gas
28% Global LPG

Attractive Rate Base Growth

10-Year Rate Base CAGR: ~12%



$1.3B ... $3.9B

2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

Strong Track Record of Paying Dividends[2]

10-Year Dividend CAGR: 7.2%



$0.75 ... $1.50

2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

1. Does not include acquisitions of business and assets, and other equity investments.
2. Adjusted for stock splits. Dividend figures represent annualized dividends based on the last dividend issued in that fiscal year.

TO OUR SHAREHOLDERS,

Fiscal 2023 was a year that required disciplined execution across our portfolio while navigating continued uncertainty in the macroeconomic environment and warmer than normal weather across most of our service territories. Despite these challenges, we delivered solid results largely attributable to record earnings in our Utilities and Midstream & Marketing segments, and actions taken to alleviate volume and cost-related pressures in the Global LPG businesses.

Our diversified portfolio has provided a strong foundation for consecutively paying dividends over the past 139 years, increasing dividends in the past 36 consecutive years, and delivering a 10-year EPS compound annual growth rate (CAGR) of 6% and dividend CAGR of 7%.

Nevertheless, certain aspects of our business have navigated operational challenges over the past few years which have impacted our relative share performance. This led to the Board of Directors initiating a strategic review of the LPG businesses, with a focus on AmeriGas Propane, in order to continue reducing earnings volatility and strengthen the balance sheet.

Our 3-R strategy which is to deliver reliable earnings growth, rebalance the portfolio and invest in renewables is sound, and we are committed to disciplined focus and execution to strengthen our core businesses and maximize long-term value for our shareholders.

Strong execution and record natural gas results

Year-over-year, we experienced an 8% increase in earnings before interest and taxes from our natural gas businesses as we continued to execute on critical elements of our long-term strategy.

At our regulated utilities:

- Our record earnings were aided by the weather normalization rider implemented in the fiscal first quarter and higher gas base rates at our Pennsylvania Gas Utility.

- We deployed approximately $563M of capital primarily in infrastructure replacement and betterment. The team replaced roughly 142 miles of pipeline and made noteworthy updates to its infrastructure, including an upgrade to the Auburn station to increase natural gas capacity as we accommodate growing customer gas demand.

- Customer additions remain robust with approximately 13,000 new residential heating and commercial customers added during the year, reflecting further growth in the business.

- At Mountaineer, the rate case continues to progress as expected and on October 6th, the company filed a joint stipulation and agreement for settlement, which included a revenue increase of $13.9 million. We anticipate that the new rates will go into effect on January 1, 2024.



At the Midstream & Marketing segment:

- We provide a full suite of midstream services which includes LNG peaking, pipeline capacity, storage, and gathering services. In Fiscal 2023, we also realized incremental earnings from the prior year acquisitions of UGI Moraine East and Pennant.

- Approximately 86% of our margins are underpinned by fee-based contracts, which includes take-or-pay arrangements and minimum volume commitments. These contracts are with gas and electric utilities, top tier producers, and other commercial and industrial customers.

- In addition, we made important progress on the previously announced renewables commitment, and were pleased to complete the construction of two RNG projects in upstate New York, namely Allen Farms and El-Vi Farms.

Disciplined execution at the Global LPG businesses

In our Global LPG Businesses, we benefited from margin management actions taken to alleviate lower volume and cost-related pressures. These businesses continue to generate attractive cash flows that support actions to return capital to shareholders, service the balance sheet and make growth investments in other portions of the business.

At UGI International, we made important progress in exiting the non-core energy marketing businesses as we sold our operations in the UK and Belgium during fiscal 2023. In addition, in October 2023 we completed the sale of substantially all of the energy marketing portfolios in France. In completing these transactions, we have been able to significantly reduce our exposure to natural gas and power marketing in Europe, and we anticipate that we will fully exit this business by the end of calendar 2025.

At AmeriGas, we see a positive trend in some of our critical operating metrics. Our teams have been focused on enhancing the customer experience, and optimizing our systems to enable more efficient delivery. During the year, we also made investments in technology and other areas to promote the safety of our employees and the communities we serve.

Focused on long-term value creation

With Fiscal 2024 now underway, I can share that our top priorities are to continue reducing operating expenses across the business, strengthen our balance sheet, execute on a strategic review of the LPG businesses, and execute on our growth strategy for the natural gas businesses.

We are confident in our ability to address these strategic priorities that will further solidify our foundation to deliver consistent and reliable results, and create long-term value for our shareholders.

As we close, the entire Board of Directors wants to extend their sincere gratitude to our dedicated employees who safely serve our customers and advance on our long-term strategy, while navigating ongoing economic and geopolitical volatility. We are also appreciative of their tireless work to serve their local communities through programs such as United Way, Big Brothers Big Sisters, Reading is Fundamental, and Habitat for Humanity.

We thank you for your support and commitment and look forward to keeping you updated on our progress in Fiscal 2024.

Frank S. Hermance
Chair of the Board



After 12 years of service as a director, Frank S. Hermance is retiring from the UGI Corporation Board of Directors, effective as of our Annual Meeting of Shareholders on January 26, 2024. Frank has served with distinction as a director of UGI Corporation, UGI Utilities, Inc. and AmeriGas Propane, Inc., including terms as Chairman of UGI Corporation.

We would like to thank Frank for his many contributions in the boardroom, expertise and dedicated service as a member of UGI's Board during the past twelve years. His guidance has been incredibly valuable as we look to best position our Company for success within the evolving energy industry. While we will miss Frank's thoughtful perspectives, we wish Frank the best in his well-deserved retirement.

Corporate Information

Annual Meeting

The Annual Meeting of Shareholders will be held virtually at 9:00 a.m. Eastern Standard Time on Friday, January 26, 2024. Interested parties may listen to the audio webcast at www.virtualshareholdermeeting.com/UGI2024

Investor Services

Transfer Agent and Registrar

Shareholder communications regarding transfer of shares, book-entry shares, lost certificates, lost dividend checks or changes of address should be directed to:

By Mail:
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3066

By Overnight Delivery:
Computershare Investor Services
150 Royall St., Suite 101
Canton, MA 02021

800-850-1774 (U.S. and Canada), 312-360-5100 (other countries)

Shareholders can also view real-time account information and request transfer agent services online at the Computershare Investor Services website: www.computershare.com/investor. Computershare Investor Services can be accessed through telecommunications devices for the hearing impaired by calling: 800-822-2794 (U.S. and Canada), 312-588-4110 (other countries)

Dividend Reinvestment and Direct Stock Purchase Plan

The plan is sponsored and administered by Computershare, N.A. and provides investors with a simple and convenient method to purchase shares of UGI Common Stock. Shareholders may use all or any part of the dividends they receive to purchase shares of Common Stock. The plan also permits participants to make monthly cash purchases of Common Stock not exceeding $75,000 per year. Investors may become participants by making an initial cash investment of at least $1,000 but not more than $75,000. All such purchases are without brokerage commissions or service charges. For information about the Plan, write or call:

By Mail:
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3066

By Overnight Delivery:
Computershare Investor Services
150 Royall St., Suite 101
Canton, MA 02021

800-850-1774 (U.S. and Canada), 312-360-5100 (other countries)

Plan information is also available on the Computershare Investor Services website: www.computershare.com/investor

Investor Relations

Securities analysts, portfolio managers and other members of the professional investment community should direct inquiries about the Company to:

Senior Director, Investor Relations
UGI Corporation
P.O. Box 858
Valley Forge, PA 19482
610-337-1000

News, Earnings, Financial Reports and Governance Documents

Comprehensive news, webcast events, governance documents and other information about UGI is available via the internet at https://www.ugicorp.com.

You can request reports filed with the SEC and corporate governance documents, including the Company's Code of Business Conduct and Ethics, Principles of Corporate Governance, and the charters for the Company's Board Committees, free of charge by writing to Senior Director, Investor Relations, UGI Corporation, at the address above.

Officers

Mario Longhi
Interim President and Chief Executive Officer, UGI Corporation

Sean O'Brien
Chief Financial Officer, UGI Corporation

Robert F. Beard
Chief Operations Officer, UGI Corporation

Kathleen Shea-Ballay
General Counsel and Chief Legal Officer, UGI Corporation

John Koerwer
Chief Information Officer, UGI Corporation

Judy A. Zagorski
Chief Human Resources Officer, UGI Corporation

Jean Felix Tematio Dontsop
Vice President, Chief Accounting Officer and Corporate Controller, UGI Corporation

Hans G. Bell
President, UGI Utilities Inc.

Joseph L. Hartz
President, UGI Energy Services, LLC

C. David Lokant
President, Mountaineer Gas Company

Board of Directors

Frank S. Hermance
Chair of the Board since January 2020; Director since September 2011

M. Shawn Bort
Director since January 2009

Theodore A. Dosch
Director since July 2017

Alan N. Harris
Director since March 2018

Kelly A. Romano
Director since January 2019

William J. Marrazzo
Director since September 2019

Mario Longhi
Director since April 2020

Cindy J. Miller
Director since September 2020

Santiago Seage
Director since September 2023



P.O. Box 858
Valley Forge, PA 19482

You can obtain news and other information about
UGI Corporation at www.ugicorp.com